EVCI Career Colleges Announces Preliminary Third Quarter and Nine Month Results
                      and Delay in Filing Quarterly Report

YONKERS, NY -- (MARKET WIRE) -- 11/14/2005 -- EVCI Career Colleges Holding Corp. (NASDAQ: EVCI) today announced unaudited preliminary results for the third quarter of 2005.

Comparing the third quarters of 2005 and 2004, total revenue was $10.1 million versus $6.5 million, loss from operations was $1.6 million versus a loss of $1.3 million and net loss was $1.5 million versus a net loss of $1.2 million. Diluted loss per share was $0.12 for the third quarter of 2005, compared to a loss of $0.10 for the third quarter last year.

Comparing the first nine months of 2005 with the first nine months of 2004, total revenue was $30.0 million versus $20.8 million, loss from operations was $0.2 million versus income from operations of $0.5 million and net loss was $0.5 million versus net income of $0.3 million. Diluted net loss per share was $0.04 in 2005 versus diluted net income per share of $0.03 last year.

EVCI also announced that it will delay the filing of its quarterly report on Form 10-Q for the third quarter ended September 30, 2005. The delay is necessary to await the conclusions, and EVCI's evaluation of the results, of the previously announced independent investigation being conducted by the Audit Committee of EVCI's Board of Directors into allegations made by the New York State Education Department of certain irregularities in the admissions process at Interboro Institute; and for the required quarterly review procedures to be completed by EVCI's independent registered public accounting firm.

EVCI also reported that it would comment on its third quarter and nine months results in its 10-Q for the third quarter and that it is withdrawing previously issued guidance relating to 2005.

The preliminary results in this release are subject to adjustment in connection with the completion of EVCI's 10-Q for the third quarter.

Contact:
EVCI Career Colleges Holding Corp.
Joseph D. Alperin
General Counsel
914-623-0700

SOURCE:  EVCI Career Colleges Holding Corp.